================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             ----------------------


                          AAMES INVESTMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

  COMMON SHARES, PAR VALUE $0.01 PER SHARE                00253G108
  ----------------------------------------   -----------------------------------
       (Title of class of securities)                    (CUSIP number)

                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                NOVEMBER 5, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 17 Pages)

================================================================================

NY2:\1481812\04\VRDG04!.DOC\33560.0111

---------------------------------------------------------------          -----------------------------------------------------------
CUSIP No. 00253G108                                               13D                    Page 2 of 17 Pages
---------------------------------------------------------------          -----------------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  SPECIALTY FINANCE PARTNERS

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  OO
------------------- --------------------------------------------------------------------------------------------- ------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------------------------ ------- ---------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER                                                                          0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                              13,932,970
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                         13,932,970
------------------------------ ------- ---------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                   13,932,970
------------------- --------------------------------------------------------------------------------------------- ------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]
------------------- --------------------------------------------------------------------------------------------- ------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       24.9%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- -------------------------------------------------- -------------------------------------------------------------


                                       2

---------------------------------------------------------------          -----------------------------------------------------------
CUSIP No. 00253G108                                               13D                    Page 3 of 17 Pages
---------------------------------------------------------------          -----------------------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- -----------------
                                                                                                                           (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (B) [X]
------------------- ---------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ---------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS: Not Applicable
------------------- --------------------------------------------------------------------------------------------- -----------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- ---------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------------- ---------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                        0
           SHARES
------------------------------ ------- --------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                         13,932,970 (1)
          OWNED BY
------------------------------ ------- --------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                   0
          REPORTING
------------------------------ ------- --------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                    13,932,970 (1)
------------------------------ ------- --------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        13,932,970
------------------- --------------------------------------------------------------------------------------------- -----------------
                                                                                                                               [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ---------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     24.9%
------------------- -------------------------------------------------- ------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- -------------------------------------------------- ------------------------------------------------------------

(1) Solely in its capacity as a general partner of Specialty Finance Partners.


                                       3

---------------------------------------------------------------          -----------------------------------------------------------
CUSIP No. 00253G108                                               13D                    Page 4 of 17 Pages
---------------------------------------------------------------          -----------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   Not Applicable
------------------- --------------------------------------------------------------------------------------------- ------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                          13,932,970 (2)
          OWNED BY
------------------------------ ------- -------------------------------------------------------------------------- ------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- -------------------------------------------------------------------------- ------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                     13,932,970 (2)
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         13,932,970
------------------- --------------------------------------------------------------------------------------------- ------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]
------------------- --------------------------------------------------------------------------------------------- ------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       24.9%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- -------------------------------------------------- -------------------------------------------------------------

(2) Solely in its capacity as a general partner of Specialty Finance Partners.


                                       4

---------------------------------------------------------------          -----------------------------------------------------------
CUSIP No. 00253G108                                               13D                    Page 5 of 17 Pages
---------------------------------------------------------------          -----------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  Not Applicable
------------------- --------------------------------------------------------------------------------------------- ------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------------------------ ------- ---------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                          13,932,970 (3)
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                     13,932,970 (3)
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         13,932,970
------------------- --------------------------------------------------------------------------------------------- ------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      24.9%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- -------------------------------------------------- -------------------------------------------------------------

(3) Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.



                                       5

---------------------------------------------------------------          -----------------------------------------------------------
CUSIP No. 00253G108                                               13D                    Page 6 of 17 Pages
---------------------------------------------------------------          -----------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, LTD.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  Not Applicable
------------------- --------------------------------------------------------------------------------------------- ------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
------------------------------ ------- ---------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                          13,932,970 (4)
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                     13,932,970 (4)
------------------------------ ------- ---------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         13,932,970
------------------- --------------------------------------------------------------------------------------------- ------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      24.9%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          CO
------------------- -------------------------------------------------- -------------------------------------------------------------

(4) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.


                                       6

---------------------------------------------------------------          -----------------------------------------------------------
CUSIP No. 00253G108                                               13D                    Page 7 of 17 Pages
---------------------------------------------------------------          -----------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:  CAPITAL Z MANAGEMENT, LLC

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS: Not Applicable
------------------- --------------------------------------------------------------------------------------------- ------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------------------ ------- ---------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER                                                                     53,586
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                       0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                               53,586
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                  0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                                 53,586
------------------- --------------------------------------------------------------------------------------------- ------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]
------------------- --------------------------------------------------------------------------------------------- ------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               less than .1%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          OO
------------------- -------------------------------------------------- -------------------------------------------------------------

         Item 1.  Security and Issuer.
                  -------------------

         This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Aames Investment Corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 350 S. Grand Avenue, 43rd Floor, Los Angeles, California 90071.

         Item 2.  Identity and Background.
                  -----------------------

         (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."), Capital Z Management, LLC., a Delaware limited liability corporation ("Cap Z Management"), Specialty Finance Partners, a Bermuda general partnership ("SFP"), and Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund"). Capital Z, Cap Z L.P., Cap Z Ltd., Cap Z Management, SFP and Capital Z Private Fund are sometimes hereinafter collectively referred to as the "Reporting Persons".

         (b) - (c)

         Capital Z
         ---------

         Capital Z is a Bermuda limited partnership formed to invest in securities of financial services entities. The principal business address of Capital Z, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z L.P., the sole general partner of Capital Z, is set forth below.

         Cap Z L.P.
         ----------

         Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z. The principal address of Cap Z L.P., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

         Cap Z Ltd.
         ----------

         Cap Z Ltd. is a Bermuda corporation, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are set forth below under "Capital Z Management."

         Cap Z Management
         ----------------

         Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Capital Z and its portfolio companies. The principal address of Cap Z Management, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. The name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Management are as follows:


------------------------------ --------------------------------------- -----------------------------------------------
            NAME                          BUSINESS ADDRESS                   PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------------------ --------------------------------------- -----------------------------------------------
Robert A. Spass                54 Thompson Street                      Chairman of the Board of Directors of Capital
                               New York, New York 10012                Z Partners, Ltd. and Capital Z Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Laurence W. Cheng              54 Thompson Street                      Chief Executive Officer and a Director of
                               New York, New York 10012                Capital Z Partners, Ltd. and Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Bradley E. Cooper              54 Thompson Street                      Senior Vice President and a Director of
                               New York, New York 10012                Capital Z Partners, Ltd. and Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Mark K. Gormley                54 Thompson Street                      Senior Vice President and a Director of
                               New York, New York 10012                Capital Z Partners, Ltd. and Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Scott M. Delman                54 Thompson Street                      Senior Vice President and a Director of
                               New York, New York 10012                Capital Z Partners, Ltd. and Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Eric C. Rahe                   54 Thompson Street                      Vice President and a Director of Capital Z
                               New York, New York 10012                Partners, Ltd. Vice President of Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Mani A. Sadeghi                54 Thompson Street                      Vice President and a Director of Capital Z
                               New York, New York 10012                Partners, Ltd. Vice President of Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Sharissa Y. Jones              54 Thompson Street                      Vice President of Capital Z Management LLC.
                               New York, New York 10012
------------------------------ --------------------------------------- -----------------------------------------------
David A. Spuria                54 Thompson Street                      General Counsel, Vice President of Operations
                               New York, New York 10012                and Secretary of Capital Z Partners, Ltd. and
                                                                       Capital Z Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------
Roland V. Bernardon            54 Thompson Street                      Chief Financial Officer and Treasurer of
                               New York, New York 10012                Capital Z Partners, Ltd. and Capital Z
                                                                       Management LLC.
------------------------------ --------------------------------------- -----------------------------------------------

         SFP
         ---

         SFP is a Bermuda general partnership formed to hold certain investments by Capital Z, including Capital Z's interest in the Company. The principal business address of SFP, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. The general partners of SFP are Capital Z, Capital Z Private Fund and Equifin Capital Partners, Ltd. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Capital Z is set forth above and information with respect to Capital Z Private Fund is set forth below. Equifin has no voting or dispositive power over the securities held by SFP.

         Capital Z Private Fund
         ----------------------

         Capital Z Private Fund is a Bermuda limited partnership, the principal business of which is to invest in securities of financial services entities. The principal address of Capital Z Private Fund, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

         Item 4.  Purpose of the Transaction.
                  --------------------------

         On November 5, 2004, Aames Financial Corporation ("Aames Financial") effected a reorganization (the "Reorganization") into a real estate investment trust for U.S. federal income tax purposes. Pursuant to the Reorganization, the Company, which was a subsidiary of Aames Financial immediately prior to the Reorganization, became Aames Financial's parent company. Under the Reorganization, the outstanding securities of Aames Financial were automatically converted into the right to receive cash and shares of Common Stock. SFP and Cap Z Management received 13,932,970 shares and 53,586 shares of Common Stock, respectively, in the Reorganization upon conversion of their securities of Aames Financial. These numbers do not include Restricted Stock Units and Restricted Common Stock received by Cap Z Management, as such securities do not vest for more than 60 days. Simultaneously with the Reorganization, the Company effected an initial public offering of the Common Stock (the "IPO").

         In connection with the IPO, SFP and its affiliates (which include the other Reporting Persons) agreed with the underwriters, for a period of 180 days after IPO, subject to certain exceptions, not to sell any Common Stock or any securities convertible into or exchangeable for the Common Stock owned by them without the prior written consent of the underwriters. A copy of the Lock-up Agreement, dated November 1, 2004 (the "Lock-up Agreement"), between SFP and Friedman, Billings, Ramsey & Co., Inc., as representative of the several underwriters, is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

         In connection with the Reorganization and the IPO, SFP, Cap Z Management and the Company entered into a Registration Rights and Governance Agreement, dated as of November 1, 2004 (the "Registration Rights and Governance Agreement"), a copy of which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference. Pursuant to the Registration Rights and Governance Agreement, SFP and Cap Z Management received certain registration rights relating to the Common Stock which they received in the Reorganization and certain governance rights with respect to the nomination of directors for election to the Company's board of directors. For purposes of this description of the Registration Rights and Governance Agreement, references to SFP include Cap Z Management.

         The Registration Rights and Governance Agreement provides SFP with registration rights relating to the Common Stock held by it immediately after the Reorganization and any shares of Common Stock it acquires after the Reorganization, although any registration of such Common Stock cannot become effective until the expiration of lock-up restrictions set forth in the Lock-up Agreement. Under the Registration Rights and Governance Agreement, SFP has the right to require the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), all or any portion of the Common Stock covered by the Registration Rights and Governance Agreement. The Company is required to effect up to five registrations at the request of SFP. The Registration Rights and Governance Agreement also provides that whenever the Company proposes to register any of its securities under the Securities Act for itself or others, subject to customary exceptions and limitations, the Company must provide prompt notice to SFP and include in that registration all Common Stock owned by SFP that it requests to be included.

         The Registration Rights and Governance Agreement sets forth customary registration procedures. All registration expenses incurred in connection with any registration, other than underwriting and selling discounts, fees and commissions, will be paid by the Company. The Company is also required to reimburse SFP for the reasonable fees and disbursements of one outside counsel retained by SFP in connection with any such registration. The Registration Rights and Governance Agreement imposes customary indemnification and contribution obligations on the Company for the benefit of SFP and any underwriters, although SFP must indemnify the Company for any liabilities resulting from information provided by SFP.

         SFP's rights under the Registration Rights and Governance Agreement remain in effect with respect to the Common Stock covered by the Registration Rights and Governance Agreement until:

          o all those shares have been sold under an effective registration statement under the Securities Act; or

          o all those shares have been sold to the public under Rule 144 under the Securities Act.

         In addition, pursuant to the Registration Rights and Governance Agreement and the Company's bylaws, SFP has the right to nominate the following number of designees to the Company's board of directors and, subject to limited exceptions, the Company's board of directors will nominate those designees: (i) until SFP owns less than 12.5% of the outstanding Common Stock, two designees; and (ii) so long as SFP owns less than 12.5% but 5% or more of the outstanding Common Stock, one designee. Until SFP owns less than 10% of the outstanding Common Stock, SFP also has the right to designate one member of each committee of the Company's board of directors, subject to any prohibition under applicable law or the rules of the New York Stock Exchange. Any designee of SFP elected to serve on the Company's board of directors will hold office until such designee's successor is elected and qualifies or until such designee's earlier death, resignation, disqualification or removal for cause, without regard to whether SFP owns less than 5% of the outstanding Common Stock. Immediately after the Reorganization, SFP will have two designees on the Company's board of directors, Mani Sadeghi and Robert Spass, each of whom was a director of Aames Financial prior to the Reorganization.

         The Registration Rights and Governance Agreement further provides that until SFP owns less than 5% of the outstanding Common Stock:

          o    the Company's board of directors will consist of seven directors;

          o for a proper corporate purpose, however, the Company's board of directors may increase its size (and thereafter decrease its size to not less than seven directors) subject to the following limitations during the first five years after the effective time of the reorganization:

               o the Company's board of directors may not consist of more than ten directors unless SFP owns less than 10% of the outstanding Common Stock; and

               o if SFP owns less than 10% of the outstanding Common Stock, the Company's board of directors may consist of more than ten directors only to the extent that SFP has approximate proportionate representation on the board of directors.

         Except as disclosed above, the Reporting Persons have no plans on proposals of the nature described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

         Item 5.  Interest in Securities of the Issuer.
                  ------------------------------------

         (a)

         SFP
         ---

         As of November 11, 2004, SFP owned 13,932,970 shares of Common Stock, which represented 24.9% of the 56,060,530 shares of outstanding Common Stock, based on information provided by the Company.

         Capital Z
         ---------

         In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of all of the Common Stock beneficially owned by SFP.

         Capital Z Private Fund
         ----------------------

         In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of all of the Common Stock beneficially owned by SFP.

         Cap Z L.P.
         ----------

         In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of all of the Common Stock beneficially owned by Capital Z and Capital Z Private Fund.

         Cap Z Ltd.
         ----------

         In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of all of the Common Stock beneficially owned by Cap Z L.P.

         Cap Z Management
         ----------------

         As of November 11, 2004, Cap Z Management owned 53,586 shares of Common Stock, which represented less than .1% of the 56,060,530 shares of outstanding Common Stock, based on information provided by the Company.

  (b)

 SFP
 ---

 1. Sole power to vote or to direct the vote                                -0-
 2. Shared power to vote or to direct the vote                      13,932,970
 3. Sole power to dispose or to direct the disposition                      -0-
 4. Shared power to dispose of or to direct the disposition         13,932,970

 Capital Z
 ---------

 1. Sole power to vote or to direct the vote                                -0-
 2. Shared power to vote or to direct the vote                      13,932,970
 3. Sole power to dispose or to direct the disposition                      -0-
 4. Shared power to dispose of or to direct the disposition         13,932,970

 Cap Z Private Fund
 ------------------

 1. Sole power to vote or to direct the vote                                -0-
 2. Shared power to vote or to direct the vote                      13,932,970
 3. Sole power to dispose or to direct the disposition                      -0-
 4. Shared power to dispose of or to direct the disposition         13,932,970

 Cap Z L.P.
 ----------

 1. Sole power to vote or to direct the vote                                -0-
 2. Shared power to vote or to direct the vote                      13,932,970
 3. Sole power to dispose or to direct the disposition                      -0-
 4. Shared power to dispose of or to direct the disposition         13,932,970

 Cap Z Ltd.
 ----------

 1. Sole power to vote or to direct the vote                                -0-
 2. Shared power to vote or to direct the vote                      13,932,970
 3. Sole power to dispose or to direct the disposition                      -0-
 4. Shared power to dispose of or to direct the disposition         13,932,970

 Cap Z Management
 ----------------

 1. Sole power to vote or to direct the vote                            53,586
 2. Shared power to vote or to direct the vote                              -0-
 3. Sole power to dispose or to direct the disposition                  53,586
 4. Shared power to dispose of or to direct the disposition                 -0-

         (c) The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

         Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) of this Item 5 has effected any transactions in shares of Common Stock during the past 60 days.

         (d) Except as set forth in this Item 5, no person other than SFP is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in this Item 5.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships With
                 ---------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------

         The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Except as set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

         Item 7.  Material to be Filed as Exhibits.
                  --------------------------------

99.1. Lock-up Agreement, dated November 1, 2004, between Specialty Finance Partners and Friedman, Billings, Ramsey & Co., Inc., as representative of the several underwriters.

99.2. Registration Rights and Governance Agreement, dated as of November 1, 2004, by and among Specialty Finance Partners, Capital Z Management, LLC and Aames Investment Corporation.

99.3. Joint Filing Agreement, dated November 15, 2004, among the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  November 15, 2004


                               CAPITAL Z FINANCIAL SERVICES FUND II, L.P.,
                                a Bermuda limited partnership

                               By: Capital Z Partners, L.P., its General Partner
                               By: Capital Z Partners, Ltd., its General Partner


                               By:   /s/ David A. Spuria
                                   ---------------------------------------------
                                   Name:  David A. Spuria
                                   Title: General Counsel


                               CAPITAL Z PARTNERS, L.P.,
                                a Bermuda limited partnership

                               By: Capital Z Partners, Ltd., its General Partner


                               By:   /s/ David A. Spuria
                                   ---------------------------------------------
                                   Name:  David A. Spuria
                                   Title: General Counsel


                               CAPITAL Z PARTNERS, LTD.,
                                a Bermuda corporation

                               By:   /s/ David A. Spuria
                                   ---------------------------------------------
                                   Name:  David A. Spuria
                                   Title: General Counsel


                               CAPITAL Z MANAGEMENT, LLC,
                                a Delaware limited liability company

                               By:   /s/ David A. Spuria
                                   ---------------------------------------------
                                   Name:  David A. Spuria
                                   Title: General Counsel

                           SPECIALTY FINANCE PARTNERS,
                             a Bermuda general partnership

                           By: Capital Z Financial Services Fund II, L.P., its General Partner
                           By:  Capital Z Partners, L.P., its General Partner
                           By:  Capital Z Partners, Ltd., its General Partner


                           By:   /s /David A. Spuria
                                ------------------------------------------------
                                Name:  David A. Spuria
                                Title: General Counsel


                           CAPITAL Z FINANCIAL SERVICES PRIVATE
                             FUND II, L.P., a Bermuda limited partnership

                           By: Capital Z Partners, L.P., its General Partner
                           By: Capital Z Partners, Ltd., its General Partner


                           By:   /s/ David A. Spuria
                                ------------------------------------------------
                                Name:  David A. Spuria
                                Title: General Counsel